UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐
LaSalle Japan Toshihojin

(Name of Subject Company)
LaSalle Japan REIT Inc.

(Translation of Subject Company’s Name into English (if applicable))
Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)
Japan Retail Fund Investment Corporation

(Name of Person(s) Furnishing Form)
Investment Unit

(Title of Class of Subject Securities)
N/A

(CUSIP Number of Class of Securities (if applicable))
Japan Retail Fund Investment Corporation
Attn.: Seiji Kimoto
Title: Head of Accounting / Head of Operations and Planning
Mitsubishi Corp. — UBS Realty Inc.
20th Floor, Tokyo Building
7-3, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-6420, Japan
(phone number: +81-3-5293-7085)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
     Item 1. Home Jurisdiction Documents
          (a) The following document is attached as an exhibit to this Form:

Exhibit number	Description

1	English translation of a press release dated December 15, 2009 of Japan Retail Fund Investment Corporation (“JRF”) and LaSalle Japan REIT Inc. (“LJR”) announcing the execution of a merger agreement between JRF and LJR.

2	English translation of a press release dated December 15, 2009 of LJR announcing that the fifth General Meeting of Unitholders is scheduled to be held on January 26, 2010 for approval of merger agreement, etc. attaching English translation of the Notice of Convocation of the General Meeting of Unitholders of LJR, dated January 5, 2010.

3	English translation of press release dated December 15, 2009 of JRF regarding the unit split.
          (b) Not applicable.
     Item 2. Informational Legends
          A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the press releases included as Exhibits 1, 2 and 3.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
          Not applicable.
PART III — CONSENT TO SERVICE OF PROCESS
          Japan Retail Fund Investment Corporation is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Japan Retail Fund Investment Corporation
By:	/s/ Yorishige Kondo
	Name:	Yorishige Kondo
	Title:	Executive Director

Date: December 15, 2009